Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

RAI Employee Benefits Committee
RAI 401k Savings Plan:

We consent to the incorporation by reference in the registration statements (No. 333-219440 and 333-223678) on Form S-8 of British American Tobacco p.l.c. of our report dated June 19, 2018, with respect to the statements of net assets available for benefits of RAI 401k Savings Plan as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedules of Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2017, and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017, which report appears in the December 31, 2017 annual report on Form 11-K of RAI 401k Savings Plan.

/s/ KPMG LLP

Greensboro, North Carolina
June 19, 2018